53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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Los Angeles	Singapore
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April 13, 2018

VIA EDGAR AND HAND DELIVERY

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:          Inspire Medical Systems, Inc.
Registration Statement on Form S-1
Filed April 6, 2018
File No. 333-224176

Dear Ms. Ravitz:

On behalf of Inspire Medical Systems, Inc. (the “Company”), we are providing the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with a supplemental submission regarding the proposed disclosure of the Company’s estimated results for the quarter ended March 31, 2018.

We have attached as Exhibit A to this letter a draft of the “Prospectus Summary—Preliminary Financial Results for the First Quarter Ended March 31, 2018” section that presents a range of the Company’s estimated revenue, gross margin, operating loss and net loss for the three months ended March 31, 2018, compared to the Company’s revenue, gross margin, operating loss and net loss for the three months ended March 31, 2017, and the Company’s estimated cash, cash equivalents and short-term investments and principal and interest outstanding under its credit facility as of March 31, 2018. The Company expects to provide this information to potential investors by including it in the preliminary prospectus for the Company’s initial public offering.

Please do not hesitate to contact us at (212) 906-2916 with any questions or further comments you have regarding this submission or if you wish to discuss the above.  Thank you in advance for your cooperation in connection with this matter.

April 13, 2018

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:           Timothy P. Herbert, Inspire Medical Systems, Inc.

Richard Buchholz, Inspire Medical Systems, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

Ilir Mujalovic, Shearman & Sterling LLP

April 13, 2018

Exhibit A

Preliminary Financial Results for the First Quarter Ended March 31, 2018

We are currently finalizing our financial results for the three months ended March 31, 2018. While complete financial information and operating data are not yet available, set forth below are certain preliminary estimates of the results of operations that we expect to report for our first quarter of 2018. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our first quarter are finalized. All percentage comparisons to the prior year are measured to the midpoint of the range provided for 2018.

The following are our preliminary estimates for the three months ended March 31, 2018:

•      Revenue is expected to be between $9.9 million and $10.0 million, an 87.8% increase from $5.3 million in the corresponding prior year period. The estimated increase in revenue is due to increased volume of sales of our Inspire system primarily attributable to increased market penetration in existing territories, the expansion of our sales representatives into new territories, increased physician and patient awareness of our Inspire system and increased prior authorization approvals in the United States.

•      Gross margin is expected to be between 76.3% and 78.0%, a 0.3% decrease from 77.4% in the corresponding prior year period. The estimated decrease in gross margin is due primarily to the anticipated introduction of the fourth generation Inspire system in Europe, which received CE mark for commercialization on April 3, 2018, resulting in excess inventory costs of the previous generation Inspire system. The estimated decrease in gross margin was partially offset by the estimated growth in revenue, which enabled us to spread the fixed portion of our operations costs, including distributed-related expenses, over more units.

•      Operating loss is expected to be between $5.1 million and $5.7 million, a 30.3% increase from $4.1 million in the corresponding prior year period. The estimated increase in operating loss is due primarily to the increase in headcount associated with the expansion of our U.S. and European sales organization and related growth in our business, including higher commissions associated with sales results, as well as increased marketing and general and administrative expenses, partially offset by the increase in sales volume of our Inspire system as stated above.

•      Net loss is expected to be between $6.4 million and $7.1 million, a 50.6% increase from $4.5 million in the corresponding prior year period. The estimated increase in net loss is due primarily to the factors described above as well as an increase in our interest expense related to additional borrowings under our credit facility and the fair value adjustment related to our outstanding convertible preferred stock warrants, which are accounted for as a liability and marked-to-market at each reporting period.

April 13, 2018

As of March 31, 2018, our cash, cash equivalents and short-term investments is expected to be approximately $17.9 million and the principal and interest outstanding under our credit facility is expected to be $24.5 million.

The estimates above represent the most current information available to management and do not present all necessary information for an understanding of our financial condition as of and the results of operations for the quarter ended March 31, 2018. We have provided a range for the preliminary results described above primarily because our financial closing procedures for the quarter ended March 31, 2018 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate. The estimates for the three months ended March 31, 2018 are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data” and our financial statements and related notes included elsewhere in this prospectus.

The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, our management and has not been reviewed or audited by our independent registered public accounting firm. Accordingly, our independent auditors do not express an opinion or any other form of assurance with respect to this preliminary data.

We expect our closing procedures with respect to the three months ended March 31, 2018 to be completed in June 2018. Accordingly, our financial statements as of and for the three months ended March 31, 2018 will not likely be available until after this offering is completed.